As filed with the Securities and Exchange Commission on June 9, 2006	Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Silverleaf Resorts, Inc.
(Exact Name of Registrant Specified in its Charter)

Texas	75-2259890
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1221 River Bend Drive Suite 120 Dallas, TX 75247 214-631-1166
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices

Robert E. Mead
Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive, Suite 120
Dallas, TX 75247
(214) 631-1166
(Name, address, including zip code, and
telephone number, including area code,
of agent for service)
Copy to: David N. Reed Meadows, Owens, Collier, Reed, Cousins & Blau, L.L.P. 901 Main Street, Suite 3700 Dallas, TX 75202 (214) 744-3700

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

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If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

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CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Number of Shares to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Stock, $.01 Par Value	8,000,000	$4.235	$33,880,000	$3,625.16

(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of the Company's common stock on June 7, 2006, as reported by the American Stock Exchange.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. This prospectus is included in a registration statement that the Registrant filed with the Securities and Exchange Commission. None of the Selling Shareholders can sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 9, 2006

PROSPECTUS

8,000,000 SHARES

SILVERLEAF RESORTS, INC.

COMMON STOCK

This prospectus relates to the resale of 8,000,000 shares of our common stock that may be offered or sold from time to time by the selling shareholders identified on page 15 of this prospectus (the "Selling Shareholders"). The Selling Shareholders will sell the shares as described in the section of this prospectus entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders.

Our common stock is traded on the American Stock Exchange under the symbol "SVL."

Investing in our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled "Risk Factors" beginning on page 4 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _______, 2006.

TABLE OF CONTENTS
Incorporation of Certain Documents by Reference	2
Where You Can Find More Information	3
Summary of Our Business	4
Risk Factors	4
Use of Proceeds	14
Selling Shareholders	15
Registration Rights and Liquidated Damages	16
Plan of Distribution	17
Legal Matters	17
Experts	17

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC" or the "Commission") utilizing a "shelf registration" process. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of the common stock. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

In this prospectus, "Silverleaf Resorts, Inc.," "Silverleaf," "the Company," "the Registrant," "we," "us," or "our" refer to Silverleaf Resorts, Inc. and it subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by Silverleaf with the SEC are incorporated by reference in and made a part of this prospectus:

o	Silverleaf's Annual Report on Form 10-K for the fiscal year ended December 31, 2005
o	Silverleaf's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006
o
Silverleaf's Current Reports on Form 8-K filed with the SEC on February 3, 2006, March 7, 2006, March 8, 2006, March 23, 2006, March 29, 2006, April 7, 2006, April 10, 2006, May 2, 2006, May 4, 2006 and May 26, 2006

o	Silverleaf's Definitive Proxy Statement filed with the SEC on April 6, 2006
o	The description of our common stock contained in our Form 8-A filed with the SEC on September 14, 2005, and all amendments and reports filed by us to update that description.

      We are also incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents will be deemed to be incorporated by reference in this prospectus and to be a part of it from the date they are filed with the SEC. You may obtain at no cost a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, on our website at www.silverleafresorts.com or by writing or telephoning:

Silverleaf Resorts, Inc.
Sandra Cearley, Corporate Secretary
1221 River Bend Drive
Suite 120
Dallas, Texas 75247
(214) 631-1166

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You can read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov and at our website at www.silverleafresorts.com.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus. For further information you may:

o	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference rooms;
o	view a copy on the SEC website; or
o	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

SUMMARY OF OUR BUSINESS

We were incorporated in Texas in 1989. Our principal business is the development, marketing, and operation of "getaway" and "destination" timeshare resorts. We own seven "getaway resorts" in Texas, Missouri, Illinois, and Georgia (the "Getaway Resorts"). We also own six "destination resorts" in Texas, Missouri, Massachusetts, and Florida (the "Destination Resorts"). Additionally, we own a 64-unit hotel in Colorado near the Winter Park, Colorado recreation area.

The Getaway Resorts are designed to appeal to vacationers seeking comfortable and affordable accommodations in locations convenient to their residences and are located near major metropolitan areas. Our Getaway Resorts are located close to principal areas where we market our vacation products to facilitate more frequent "short-stay" getaways. We believe such short-stay getaways are growing in popularity as a vacation trend. Our Destination Resorts are located in or near areas with national tourist appeal and offer our customers the opportunity to upgrade into a more upscale resort area as their lifestyles and travel budgets permit. Both the Getaway Resorts and the Destination Resorts (collectively, the "Existing Resorts") provide a quiet, relaxing vacation environment. We believe our resorts offer our customers an economical alternative to commercial vacation lodging. The average price for an annual one-week vacation ownership interval ("Vacation Interval") for a two-bedroom unit at the Existing Resorts was $10,361 for 2005 and $9,671 for 2004.

Owners of Silverleaf Vacation Intervals at the Existing Resorts ("Silverleaf Owners") enjoy certain distinct benefits. These benefits include (i) use of vacant lodging facilities at the Existing Resorts through our "Bonus Time" Program; (ii) year-round access to the Existing Resorts' non-lodging amenities such as fishing, boating, horseback riding, swimming, tennis, or golf on a daily basis for little or no additional charge; and (iii) the right to exchange the use of a Vacation Interval at one of our Existing Resorts for a different time period at a different Existing Resort through our internal exchange program. These benefits are subject to availability and other limitations. Most Silverleaf Owners may also enroll in the Vacation Interval exchange network operated by Resort Condominiums International ("RCI"). Our new destination resort in Florida is not under contract with RCI; however it is under contract with Interval International, Inc., a competitor of RCI.

Silverleaf is a Texas corporation, and our principal executive offices are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247. Our telephone number is (214) 631-1166.

For additional information relating to our business, operations, properties and other matters, see the documents referred to in this prospectus under the section entitled "Where You Can Find More Information" and the information we incorporate by reference in this prospectus listed in the section entitled "Incorporation of Certain Documents by Reference."

RISK FACTORS

Forward-Looking Statements

This Prospectus, including the information contained in our reports filed with the SEC which are incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, including in particular, statements about our plans, objectives, expectations and prospects. You can identify these statements by forward-looking words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek" and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we can give no assurance that our plans, objectives, expectations and prospects will be achieved. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements are contained under Part 1, Item 1 "Business-Risk Factors," Part I, Item II "Properties," Part I, Item 7 "Management’s Discussion and Analysis of Financial Condition and Results of Operations," of our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference. Any or all of these factors could cause our actual results and financial or legal status for future periods to differ materially from those expressed or referred to in any forward-looking statement. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made.

If our assumptions and estimates in our business model are wrong, our future results could be negatively impacted.

The financial covenants in our credit facilities are based upon a business model prepared by our management. We used a number of assumptions and estimates in preparing the business model, including:

o	an estimate that we will sell our existing and planned inventory of Vacation Intervals within 15 years;
o	an assumption that our level of sales and operating profits and costs can be maintained and will grow in future periods;
o	an assumption that the necessary credit facilities will be available to sustain our operations and anticipated growth; and
o	an assumption that we can raise the prices on our products and services as market conditions allow.

These assumptions and estimates are subject to significant business, economic and competitive risks and uncertainties. If our assumptions and estimates are wrong, our future financial condition and results of operations may vary significantly from those projected in the business model.

Neither our past nor present independent registered public accounting firm has reviewed or expressed an opinion about our business model or our ability to achieve it.

Changes in the timeshare industry could affect our operations.

We operate solely within the timeshare industry. Our results of operations and financial position could be negatively affected by any of the following events:

o	An oversupply of timeshare units,
o	A reduction in demand for timeshare units,
o	Changes in travel and vacation patterns,
o	A decrease in popularity of our resorts with our consumers,
o	Governmental regulations or taxation of the timeshare industry, and
o	Negative publicity about the timeshare industry.

We may be impacted by general economic conditions.

Our customers may be more vulnerable to deteriorating economic conditions than consumers in the luxury or upscale timeshare markets. An economic slowdown in the United States could depress consumer spending for Vacation Intervals. Additionally, significant increases in the cost of transportation may limit the number of potential customers who travel to our resorts for a sales presentation. During an economic slowdown we could experience increased delinquencies in the payment of Vacation Interval promissory notes and monthly dues to the timeshare owners' associations.

We are at risk for defaults by our customers.

We offer financing to the buyers of Vacation Intervals at our resorts. Notes receivable from timeshare buyers constitute one of our principal assets. These buyers make down payments of at least 10% of the purchase price and deliver promissory notes to us for the balances. The promissory notes generally bear interest at a fixed rate, are payable over a seven-year to ten-year period, and are secured by a first mortgage on the Vacation Interval. We bear the risk of defaults on these promissory notes. Although we prescreen prospects by credit scoring them in the early stages of the marketing and sales process, we generally do not perform a detailed credit history review of our customers, consistent with most other timeshare developers.

We recorded 16.2% of the purchase price of Vacation Intervals as a provision for uncollectible notes for the year ended December 31, 2005. Our sales were decreased by $2.6 million for customer returns in 2005. When a buyer of a Vacation Interval defaults, we foreclose on the Vacation Interval and attempt to resell it. The associated marketing, selling, and administrative costs from the original sale are not recovered; and we will incur such costs again when we resell the Vacation Interval. Although we may have recourse against a Vacation Interval buyer for the unpaid price, certain states have laws that limit our ability to recover personal judgments against customers who have defaulted on their loans. For example, if we were to file a lawsuit to collect the balance owed to us by a customer in Texas (where approximately 52% of Vacation Interval sales took place in 2005), the customer could file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, we may not recover a personal judgment against the customer for the full amount of the deficiency. This allowance is based upon estimates of future performance of our portfolio of customer notes receivable and actual performance may vary, therefore we would only be able to possibly recover the amount by which the balance on the indebtedness owed to us exceeds the fair market value of the property. Accordingly, we have generally not pursued this remedy.

At December 31, 2005, we had Vacation Interval customer notes receivable in the approximate principal amount of $230.5 million, and had an allowance for uncollectible notes of approximately $52.5 million. We cannot be certain that this allowance is adequate.

We must borrow funds to finance our operations.

Our business is dependent on our ability to finance customer notes receivable through our banks. At December 31, 2005, we owed approximately $174.9 million of principal to our senior lenders.

Borrowing Base. We have receivable-based loan agreements with senior lenders to borrow up to approximately $243.1 million. We pledge our customer promissory notes and mortgages as security under these agreements. Our senior lenders typically lend us 75% of the principal amount of our customers' notes, and payments from Silverleaf Owners on such notes are credited directly to the senior lender and applied against our loan balance. At December 31, 2005, we had a portfolio of approximately 30,293 Vacation Interval customer notes receivable in the approximate principal amount of $230.5 million. Approximately $337,000 in principal amount of our customers' notes were 61 days or more past due and, therefore, ineligible as collateral. An additional $32.6 million of notes, of which $28.3 million is pledged to senior lenders, would have been considered to be delinquent at December 31, 2005 had we not granted payment concessions to the customers, which brings a delinquent note current and extends the maturity date if two consecutive payments are made. The amount of customer notes receivable eligible as collateral in the future may not be sufficient to support the borrowings we may require for our liquidity and continued growth.

Negative Cash Flow. We ordinarily receive only 10% to 15% of the purchase price as a down payment on the sale of a Vacation Interval, but we must pay in full the costs of development, marketing, and sale of the interval. Maximum borrowings available under our credit facilities may not be sufficient to cover these costs, thereby straining our capital resources, liquidity, and capacity to grow.

Interest Rate Mismatch. At December 31, 2005, our portfolio of customer loans had a weighted average fixed interest rate of 15.3%. At such date, our borrowings (which bear interest predominantly at variable rates) against the portfolio had a weighted average cost of funds of 8.1%. We have historically derived net interest income from our financing activities because the interest rates we charge our customers who finance the purchase of their Vacation Intervals exceed the interest rates we pay to our senior lenders. Because our existing indebtedness currently bears interest at variable rates and our customer notes receivable bear interest at fixed rates, increases in interest rates charged by our senior lenders would erode the spread in interest rates that we have historically enjoyed and could cause the interest expense on our borrowings to exceed our interest income on our portfolio of customer notes receivable. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on our results of operations, liquidity, and financial position. To the extent interest rates decrease on loans available to our customers, we face an increased risk that customers will pre-pay their loans, which would reduce our income from financing activities.

To partially offset an increase in interest rates, we have engaged in two separate interest rate hedging transactions, or derivatives, related to our conduit loan with Silverleaf Finance II, Inc. and our Variable Funding Note with Silverleaf Finance IV, LLC, for a combined notional amount of $101.0 million on March 31, 2006. These hedging contracts expire between September 2011 and March 2015. In addition, the Series 2005-A Notes related to our off-balance sheet special purpose finance subsidiary, Silverleaf Finance III, LLC, with a balance of $78.2 million at March 31, 2006, bear interest at fixed rates ranging from 4.857% to 6.756%.

Maturity Mismatch. We typically provide financing to our customers over a seven-year to ten-year period. Our customer notes had an average maturity of 5.5 years at December 31, 2005. Our senior credit facilities have scheduled maturity dates between March 2007 and March 2014. Additionally, should our revolving credit facilities be declared in default, the amount outstanding could be declared to be immediately due and payable. Accordingly, there could be a mismatch between our anticipated cash receipts and cash disbursements in 2006 and subsequent periods. Although we have historically been able to secure financing sufficient to fund our operations, we do not presently have agreements with our senior lenders to extend the term of our existing funding commitments beyond their scheduled maturity dates or to replace such commitments upon their expiration. If we are unable to refinance our existing loans, we could be required to sell our portfolio of customer notes receivable, probably at a substantial discount, or to seek other alternatives to enable us to continue in business. We cannot be certain that we will be able to obtain required financing in the future.

Impact on Sales. Limitations on the availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that we finance and (ii) reduced demand if we are unable to provide financing to purchasers of Vacation Intervals.

We may not be able to obtain additional financing.

Several unpredictable factors may cause our adjusted earnings before interest, income taxes, depreciation and amortization to be insufficient to meet debt service requirements or satisfy financial covenants. We incurred net losses in one of the past three years and in two of the past five years. Should we record net losses in future periods, our cash flow and our ability to obtain additional financing could be materially and adversely impacted.

Many of the factors that will determine whether or not we generate sufficient earnings before interest, income taxes, depreciation and amortization to meet current or future debt service requirements and satisfy financial covenants are inherently difficult to predict. These factors include:

o	the number of sales of Vacation Intervals;
o	the average purchase price per interval;
o	the number of customer defaults;
o	our cost of borrowing;
o	our sales and marketing costs and other operating expenses; and
o	the continued sale of notes receivable.

Our current and planned expenses and debt repayment levels are and will be to a large extent fixed in the short term, and are based in part on past expectations as to future revenues and cash flows. We may be unable to reduce spending in a timely manner to compensate for any past or future revenue or cash flow shortfall. It is possible that our revenue, cash flow or operating results may not meet the expectations of our business model, and may even result in our being unable to meet the debt repayment schedules or financial covenants contained in the various agreements which evidence our indebtedness.

Our leverage is significant and may impair our ability to obtain additional financing, reduce the amount of cash available for operations, and make us more vulnerable to financial downturns.

Our agreements with our various lenders may:

o	require a substantial portion of our cash flow to be used to pay interest expense and principal;
o	impair our ability to obtain on acceptable terms, if at all, additional financing that might be necessary for working capital, capital expenditures or other purposes; and
o	limit our ability to further refinance or amend the terms of our existing debt obligations, if necessary or advisable.

We may not be able to manage our financial leverage as we intend, and we may not be able to achieve an appropriate balance between the rate of growth which we consider acceptable and future reductions in financial leverage. If we are not able to achieve growth in adjusted earnings before interest, income taxes, depreciation and amortization, we may not be able to refinance our existing debt obligations and we may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing or future debt instruments.

Our business is highly regulated.

We are subject to substantial governmental regulation in the conduct of our business, including regulations relating to our sales and marketing practices, construction and maintenance of the timeshare units and amenities at our Existing Resorts, extension of credit to and collection of debt from our customers, environmental matters, and provision of utilities to our Existing Resorts. If we are found to have violated any statute, rule, or regulation applicable to us, our assets, or our business, it could have a material adverse effect on our results of operations, liquidity, and financial condition.

We are dependent on our key personnel.

The loss of the services of the key members of management or our inability to hire when needed, retain, and integrate needed new or replacement management and employees could have a material adverse effect on our results of operations, liquidity, and financial position in future periods.

We will incur costs at our resorts for additional development and construction activities.

We intend to continue to develop our Existing Resorts. We also intend to acquire or develop additional timeshare resorts; however, continued development of our resorts places substantial demands on our liquidity and capital resources, as well as on our personnel and administrative capabilities. Risks associated with our development and construction activities include:

o	construction costs or delays at a property may exceed original estimates which could make the development uneconomical or unprofitable;
o	sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable;
o	financing may not be available on favorable terms for development of or the continued sales of Vacation Intervals at a property; and
o	availability and cost of land upon which to build additional timeshare units and amenities.

We cannot be certain that we will have the liquidity and capital resources to develop and expand our resorts as we presently intend.

Our development and construction activities, as well as our ownership and management of real estate, are subject to comprehensive federal, state, and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, land development, land use, building design and construction, marketing and sales, and other matters. Our failure to maintain the requisite licenses, permits, allocations, authorizations, and other entitlements pursuant to such laws could impact the development, completion, and sale of Vacation Intervals at our resorts. The enactment of "slow growth" or "no-growth" initiatives or changes in labor or other laws in any area where our resorts are located could also delay, affect the cost or feasibility of, or preclude entirely the expansion planned at one or more of our resorts.

Most of our resorts are located in rustic areas which in the past has often required us to provide public utility water and sanitation services in order to proceed with development. This development is subject to permission and regulation by governmental agencies, the denial or conditioning of which could limit or preclude development. Operation of the utilities either by an independent operator or by us also subjects us to risk of liability or an interruption in service with respect to both the quality of fresh water provided and the treatment and discharge of waste-water.

We must incur costs to comply with laws governing accessibility of facilities to disabled persons.

We are subject to a number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), that impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. The ADA requirements did not become effective until after January 1, 1991. Although we believe our Existing Resorts are substantially in compliance with these laws, we will incur additional costs to fully comply with these laws. Additional federal, state, and local legislation may impose further restrictions or requirements on us with respect to access by disabled persons. The ultimate cost of compliance with such legislation is not currently known. Such costs are not expected to have a material effect on our results of operations, liquidity, and financial condition, but these costs could be substantial.

We may be vulnerable to regional conditions.

Our performance and the value of our properties are affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics, and other factors) and the local regulatory climate. Our current geographic concentration could make us more susceptible to adverse events or conditions that affect these areas in particular. At December 31, 2005, 55% of our owners lived in Texas, 15% lived in Illinois, 8% lived in Massachusetts, and 4% lived in Missouri. Our remaining customer base lives primarily in other states within the United States of America.

We may be liable for environmental claims.

Under various federal, state, and local laws, ordinances, and regulations, as well as common law, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow money using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling, or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health, or safety requirements may result in the need to cease or alter operations at a property. Further, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with the site. Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) were prepared in 2001 by independent environmental consultants for all of the Existing Resorts. The reports did not reveal, nor are we aware of, any environmental liability that would have a material adverse effect on our results of operations, liquidity, or financial position. We cannot be certain that the Phase I reports revealed all environmental liabilities or that no prior owner created any material environmental condition not known to us.

Certain environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability. Thus, we may have liability with respect to properties previously sold by us or by our predecessors.

We believe that we are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority or third party of any non-compliance, liability, or other claim in connection with any of our present or former properties.

Our sales could decline if our resorts do not qualify for participation in an exchange network.

The attractiveness of Vacation Interval ownership is enhanced by the availability of exchange networks that allow Silverleaf Owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to ARDA, the ability to exchange Vacation Intervals was cited by many buyers as an important reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and as of December 31, 2005, the Existing Resorts are qualified for participation in the RCI exchange network (except for Orlando Breeze, which is qualified through Interval International, a competitor of RCI, as a result of an agreement in place on the date of our acquisition of Orlando Breeze which expires in October 2007). We cannot be certain that we will be able to continue to qualify the Existing Resorts or any future resorts for participation in these networks or any other exchange network. If such exchange networks cease to function effectively, or if our resorts are not accepted as exchanges for other desirable resorts, our sales of Vacation Intervals could decline.

Our sales would be affected by a secondary market for Vacation Intervals.

We believe the market for resale of Vacation Intervals is very limited and that resale prices are substantially below the original purchase price of a Vacation Interval. This may make ownership of Vacation Intervals less attractive to prospective buyers. Owners of Vacation Intervals who wish to sell their Vacation Interval compete with our sales. Vacation Interval resale clearing houses and brokers, including Internet-based clearinghouses, do not currently have a material impact on our sales. However, if the secondary market for Vacation Intervals becomes more organized and liquid, whether through Internet-based clearinghouses and brokers or other means, the availability of resale intervals at lower prices could materially adversely affect our prices and our ability to sell new Vacation Intervals.

Our sales are seasonal in nature.

Our sales of Vacation Intervals have generally been lower in the months of November and December. Cash flow and earnings may be impacted by the timing of development, the completion of future resorts, and the potential impact of weather or other conditions in the regions where we operate. Our quarterly operating results could be negatively impacted by these factors.

We are not insured for certain types of losses.

We do not insure certain types of losses (such as losses arising from floods and acts of war) either because insurance is unavailable or unaffordable. Should an uninsured loss or a loss in excess of insured limits occur, we could be required to repair damage at our expense or lose our capital invested in a resort, as well as the anticipated future revenues from such resort. We would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Our results of operations, liquidity, and financial position could be adversely affected by such losses.

We will continue to be leveraged.

Our ability to finance customer notes receivable and develop our resorts will be financed through borrowed funds, which would be collateralized by certain of our assets. In addition, our loan agreements contain financial covenants that must be complied with in order to continue to borrow additional funds. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our results of operations, liquidity, and financial position. Future loan agreements would likely contain similar restrictions.

The indentures pertaining to our 6% and 8% senior subordinated notes permit us to incur certain additional indebtedness, including indebtedness secured by our customer notes receivable. Accordingly, to the extent our customer notes receivable increase and we have sufficient credit facilities available, we may be able to borrow additional funds. The indentures pertaining to our 6% and 8% senior subordinated notes also permit us to borrow additional funds in order to finance development of our resorts. Future construction loans will likely result in liens against the respective properties.

Common Stock could be impacted by our indebtedness.

The level of our indebtedness could negatively impact holders of our Common Stock, because:

o	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness;
o	our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited;
o	our level of indebtedness could limit our flexibility in reacting to changes in the industry and economic conditions generally;
o	negative covenants in our loan agreements may limit our management’s ability to operate our business in the best interests of our shareholders;
o	some of our loans are at variable rates of interest, and a substantial increase in interest rates could adversely affect our ability to meet debt service obligations; and
o	increased interest expense will reduce earnings, if any.

We could lose the right to supervise and manage the Clubs.

Each Existing Resort has a timeshare owners' association ("Club") that operates through a centralized organization called "Silverleaf Club," to manage most of our Existing Resorts on a collective basis, except for Orlando Breeze, which has its own Club. The consolidation of operations at most of our Existing Resorts through Silverleaf Club permits:

o	a centralized reservation system for all resorts;
o
substantial cost savings by purchasing goods and services for all resorts on a group basis, which generally results in a lower cost of goods and services than if such goods and services were purchased by each resort on an individual basis;

o	centralized management for the entire resort system;
o	centralized legal, accounting, and administrative services for the entire resort system; and
o	uniform implementation of various rules and regulations governing all resorts.

We currently have the right to unilaterally appoint the board of directors or governors of the Clubs until the respective control periods have expired (typically triggered by the percentage of sales of the planned development), unless otherwise provided by the bylaws of the association or under applicable law. Thereafter, the bylaws of certain of the Clubs require that a majority of the members of the board of directors or governors of the Club be owners of Vacation Intervals of that resort. The loss of control of the board of directors or governors of a Club could result in our being unable to unilaterally cause the renewal of the collective Management Agreement with that Club when it expires in 2010. This could result in a loss of revenue and have other materially adverse effects on our business, financial condition, or results of operations.

We could issue Preferred Stock that would have rights and preferences senior to Common Stock.

Our Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock in one or more series and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any series of Preferred Stock issued. Such preferences and rights would likely grant to the holders of the Preferred Stock certain preferences in right of payment upon a dissolution of the Company and the liquidation of our assets that would not be available to the holders of our Common Stock. To the extent that our credit facilities would permit, the Board could also establish a dividend payable to the holders of the Preferred Stock that would not be available to the holders of the Common Stock.

Our cash flow may not be adequate upon an acceleration of deferred taxes.

While we report sales of Vacation Intervals as income for financial reporting purposes at the time of the sale, for federal income tax purposes, we report substantially all Vacation Interval sales on the installment method. Under the installment method, we recognize income for regular federal income tax purposes on the sale of Vacation Intervals when cash is received in the form of a down payment and as payments on customer loans are received. Our liability for deferred taxes (i.e., taxes owed to taxing authorities in the future in consequence of income previously reported in the financial statements) was $80.1 million at December 31, 2005, primarily attributable to this method of reporting Vacation Interval sales, before utilization of any available deferred tax benefits (up to $71.6 million at December 31, 2005), including net operating loss carryforwards, limitations on the use of which are discussed below. These amounts do not include accrued interest on the deferred taxes, which will be payable if the deferred taxes become payable, the amount of which is not now reasonably ascertainable. If we should sell the installment notes or be required to factor them or if the notes were foreclosed on by one of our senior lenders or otherwise disposed of, the deferred gain would be reportable for regular federal tax purposes and the deferred taxes, including interest on the taxes for the period the taxes were deferred, as computed under Section 453 of the Internal Revenue Code of 1986, as amended (the "Code"), would become due. We cannot be certain that we would have sufficient cash resources to pay those taxes and interest nor can we be certain how the payment of such taxes may affect our operational liquidity needs. Furthermore, if our sales of Vacation Intervals should decrease in the future, our diminished operations may not generate either sufficient tax losses to offset taxable income or funds to pay the deferred tax liability from prior periods.

We will be subject to Alternative Minimum Taxes.

For purposes of computing the 20% alternative minimum tax ("AMT") imposed under Section 55 of the Code on our alternative minimum taxable income ("AMTI"), the installment sale method is generally not allowed. The Code requires an adjustment to our AMTI for a portion of our adjusted current earnings ("ACE"). Our ACE must be computed without application of the installment sale method. Accordingly, we anticipate that we will pay significant AMT in future years. Section 53 of the Code does provide that we will be allowed a credit ("minimum tax credit") against our regular federal income tax liability for all or a portion of any AMT previously paid.

Due to losses incurred in 2000 and 2001, we received refunds of AMT totaling $8.3 million during 2001 and $1.6 million during 2002 as a result of the carryback of our 2000 and 2001 AMT losses to 1999, 1998, and 1997. For 2005, we believe our AMT liability is approximately $2.2 million, with the result that we will have total AMT credit carryforwards of approximately $2.9 million as of December 31, 2005.

Due to the exchange offer described in the next paragraph, an ownership change, within the meaning of Section 382(g) of the Code occurred. Under Section 383, the amount of the excess credits which exist as of the date of an ownership change can be used to offset tax liability for post-change years only to the extent of the Section 383 Credit Limitation, which amount is defined as the tax liability which is attributable to so much of the taxable income as does not exceed the Section 382 limitation for such post-change year to the extent available after the application of various adjustments. As a result of the above-described refunds of previously paid AMT, there is no minimum tax credit that is subject to Section 383 of the Code as a result of our ownership change. If it is subsequently determined that we have an AMT liability for prior years, and thus a minimum tax credit as of the time of the exchange offer, or if additional "ownership changes" within the meaning of Section 382(g) of the Code occur in the future, we cannot be certain that such ownership changes will not result in a limitation on the use of any such minimum tax credit.

Our use of net operating loss carryforwards could be limited by ownership changes.

We had net operating loss ("NOL") carryforwards of approximately $178.4 million at December 31, 2005, for regular federal income tax purposes, related primarily to the immediate deduction of expenses and the simultaneous deferral of installment sale gains. In addition to the general limitations on the carryback and carryforward of NOLs under Section 172 of the Code, Section 382 of the Code imposes additional limitations on the utilization of NOLs by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period.

Our completion in 2002 of our exchange offer with certain holders of our senior subordinated notes resulted in an ownership change within Section 382 as of May 2, 2002 (the "change date"). As a result, the future utilization of approximately $57.8 million of our NOL is subject to limitation for regular federal income tax purposes. There is an annual limitation of approximately $0.8 million, which was the value of our stock immediately before the ownership change, multiplied by the applicable long-term tax-exempt rate. However, that annual limitation may be increased for any recognized built-in gain, which existed as of the change date to the extent allowed in Section 382 of the Code. We believe that the built-in gain associated with the installment sale gains as of the change date increases the annual limitation and will allow the utilization of most of the $57.8 million portion of our NOL as needed. Nevertheless, we cannot be certain that the limitations of Section 382 will not limit or deny our future utilization of the $57.8 million portion of our NOL. Such limitation or denial could require us to pay substantial additional federal and state taxes and interest.

Moreover, we cannot be certain that future ownership changes will not limit or deny our future utilization of all of our NOL. The more than 50 percentage point test for a change in ownership is based on a three-year lookback and will be determined for the three years commencing May 26, 2006, by including the Shares purchased by the Selling Shareholders on that date, which resulted in an approximately 21.3 percentage point change in ownership based on the shares outstanding on that date. Therefore, that change in ownership, when combined with other changes before and after that date, could result in another more than 50 percentage point change in ownership in the future.

          If we cannot utilize our NOL, we will be required to pay substantial additional federal and state taxes and interest. Such tax and interest liabilities may adversely affect our liquidity.

We could be liable for back payroll taxes if our independent contractors are reclassified as employees.

Although we treat all on-site sales personnel as employees for payroll tax purposes, we do have independent contractor agreements with certain sales and marketing persons or entities. We have not treated these independent contractors as employees and do not withhold payroll taxes from the amounts paid to such persons or entities. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such persons or entities as employees, rather than as independent contractors, we could be liable for back payroll taxes. This could have a material adverse effect on our results of operations, liquidity and financial position.

We could be negatively impacted by National and State Do Not Call Lists.

We rely heavily on telemarketing activities to arrange tours of our resorts to potential customers. On July 3, 2003, the Federal Communications Commission ("FCC") released new rules and regulations promulgated under the Telephone Consumer Protection Act of 1991, which could have a negative impact on our telemarketing activities. The FCC has implemented, in conjunction with the Federal Trade Commission ("FTC"), a National Do Not Call Registry, which applies to both interstate and intrastate commercial telemarketing calls. The FTC has reported that approximately 83 million telephone numbers had been registered on the National Do Not Call Registry by the end of 2004. This could sharply limit the number of contacts we will be able to make through our telemarketing activities. We will continue to telemarket to individuals who do not place their telephone numbers on a do-not-call list and those with whom we have an established business relationship. Our use of autodialers to call potential customers in our database could also be restricted by new call abandonment standards specified in the FCC rules and regulations. We cannot currently determine the impact that these new regulations could have on our sales; however, the large number of telephone numbers registered on the National Do Not Call Registry and the restrictions on our use of autodialers could negatively affect our sales and marketing efforts and require us to use less effective, more expensive alternative marketing methods. The new rules became effective on October 1, 2003 and we have experienced a decline in the number of telemarketing calls we are able to complete as a result of the changes in the rules relating to the use of automatic dialers. All companies involved in telemarketing expect some negative impact to their businesses as a result of the do-not-call rules and other federal and state legislation, which seeks to protect the privacy of consumers from various types of marketing solicitations. Because of our historical dependence on telemarketing, we believe that these changes in the law will continue to have a material impact on our operations and will require us to modify our historical marketing practices in order to both remain compliant with the law and to achieve the levels of resort tours by consumers which are necessary for our profitable operation. We will continue to assess both the rules' impact on operations and alternative methods of marketing, such as direct mail, that are not impacted by the new rules. In addition to the National Do Not Call List, various states have implemented Do Not Call legislation that also may affect our business.

The substantially increased costs of our compliance with the requirements of the Sarbanes-Oxley Act, including the requirements of Section 404, may adversely affect our available cash, our management team’s attention to our core business, and the price of our stock.

We are not yet required to fully comply with the internal control reporting provisions of §404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder by the SEC to implement §404. Unless extended further by the SEC, companies of our size (i.e., non-accelerated filers) are required to be in full compliance with §404 for fiscal years ending on or after July 15, 2007. If we become subject to §404, we will be required to furnish a report by our management to include in our Annual Report on Form 10-K regarding the effectiveness of our internal control over financial reporting. The report would include, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Section 404 would also require our auditors to express an opinion on the effectiveness of our internal control. In an effort to be prepared to comply with the requirements of §404, we have taken steps over the last several years to increase the effectiveness of our internal control over financial reporting. These internal control enhancements have resulted in substantially increased costs to us. Our management also regularly evaluates the effectiveness and design and operation of our disclosure controls and procedures and our internal control over financial reporting. While we currently believe our disclosure controls and procedures and our internal controls over financial reporting which are in place are effective and properly documented, we may find it necessary to continue to incur substantially increased costs in future periods to further enhance our internal controls over financial reporting. There can be no assurance that our continuing assessment of the effectiveness of our internal control over financial reporting will not result in increased costs of compliance which may adversely affect our available cash, our management team’s attention to our core business, and our stock price.

The market trading price of our Common Stock has been and is likely to continue to be volatile.

The market trading price of our common stock has been and is likely to continue to be subject to significant fluctuations. For example, the closing market trading price for our common stock has fluctuated over the two year period ended December 31, 2005 from a low of $0.67 to a high of $4.29. For the quarter ended March 31, 2006, the closing market price of our common stock ranged from a low of $2.95 to a high of $3.89 per share. Because of our stock’s history of trading volatility, we believe that significant market fluctuations are likely to continue in future periods.

The trading market for our Common Stock may be limited.

Approximately 56.6% of our shares are held by non-affiliates and there has historically been a low and inconsistent trading volume for our shares. For example, the average daily trading volume for our shares for the quarter ended March 31, 2006 was approximately 75,000 shares. There can be no assurance that an active and steady trading market, which is not subject to extreme fluctuations, will develop for our shares.

Sales of Common Stock by existing shareholders, including officers or directors, may adversely affect the market price of our Common Stock.

Approximately 43.4% of our common stock is held by affiliates, including our officers and directors. Volume sales of stock by these affiliates in the trading market coupled with the historically low daily trading volume for our common stock may materially and adversely affect the market price of our common stock.

We may fail to meet the continued listing requirements of the AMEX.

Effective as of September 19, 2005, AMEX accepted our stock for trading. However, due to the historic volatility of the market trading price of our common stock, there can be no assurance that we will continue to meet the requirements for continued listing on AMEX. Our failure to comply with AMEX listing standards could result in the delisting of our common stock by AMEX, thereby limiting the ability of our shareholders to sell our common stock.

Certain of our existing shareholders have the ability to exert a significant amount of control over the Company.

As of May 26, 2006, Robert E. Mead, our Chairman of the Board and Chief Executive Officer, beneficially owned approximately 24.9% of our outstanding common stock and two related entities, Grace Brothers, Ltd. and Grace Investments, Ltd., (collectively "Grace"), beneficially owned 16.3% of our common stock.  As a result, these individuals and entities may be able to exert significant influence over the Company and its activities, including (i) the nomination, election and removal of our board of directors and (ii) the outcome of all other matters submitted to our shareholders, including mergers, consolidations and the sale of all or substantially all of our assets.

USE OF PROCEEDS

The prospectus relates to the offer and sale of our common stock by the Selling Shareholders. We will not receive any proceeds from the sale of the shares. Pursuant to the separate Securities Purchase Agreements entered into with the Selling Shareholders, we are obligated to pay all expenses related to the registration of the shares, including filing fees, printing fees, and expenses of our legal counsel and other experts, but not including any underwriting discounts and commissions which will be paid by the Selling Shareholders.

SELLING SHAREHOLDERS

All of the shares offered hereby are held of record by the Selling Shareholders named below. The shares were initially purchased on May 26, 2006 by the Selling Shareholders in a private resale by two of our affiliates. The following table sets forth the number of shares of our common stock beneficially owned and the percentage of ownership by each Selling Shareholder as of the date hereof, the number of shares offered hereby, the number of shares of common stock that will be beneficially owned and the percentage of ownership by each Selling Shareholder after the completion of this offering, assuming the sale of all shares offered and no other changes in beneficial ownership.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Selling Shareholder	Number	Percent	Shares Offered by this Prospectus	Number	Percent

Westpark Capital, L.P.	300,000	*	300,000	—	—
Renaissance US Growth Investment Trust PLC	300,000	*	300,000	—	—
Premier RENN US Emerging Growth Fund Limited	200,000	*	200,000	—	—
BFS US Special Opportunities Trust PLC	300,000	*	300,000	—	—
Falcon Fund QP, L.P.	250,000	*	250,000	—	—
Bonanza Master Fund Ltd.	2,058,200	5.5	1,575,000	483,200	1.3
CD Investment Partners, Ltd.(1)	400,000	1.1	400,000	—	—
Harbour Holdings Ltd.	117,700	*	117,700	—	—
Skylands Special Investment LLC	57,800	*	57,800	—	—
Skylands Quest LLC	17,700	*	17,700	—	—
Skylands Special Investment II LLC	6,800	*	6,800	—	—
Enable Opportunity Partners LP(2)	30,000	*	30,000	—	—
Enable Growth Partners LP(2)	150,000	*	150,000	—	—
Pierce Diversified Strategy Master Fund LLC, Ena(2)	20,000	*	20,000	—	—
UBS O'Connor LLC fbo O'Connor Pipes Corporate Strategies Master Limited	250,000	*	250,000	—	—
Iroquois Master Fund Ltd.	100,000	*	100,000	—	—
Silver Oak Capital, LLC(2)	1,000,000	2.7	1,000,000	—	—
JANA Partners LLC(3)	1,350,000	3.6	1,350,000	—	—
The Ravenswood Investment Company L.P.(2)	150,000	*	150,000	—	—
Pequot Capital Management, Inc.(2)(4)	1,000,000	2.7	1,000,000	—	—
Greenwich Investment Partners, LP	264,000	*	125,000	139,000	*
Sandor Capital Master Fund, L.P.(5)	300,000	*	300,000	—	—

* Represents less than 1% of the outstanding shares of Silverleaf Resorts, Inc.

(1) CD Capital Management LLC ("CD Capital"), as investment manager for CD Investment Partners, Ltd. ("CDIP"), ZP-II LP ("ZP II"), as the manager and sole member of CD Capital, C3 Management Inc. ("C3"), as the general partner of ZP II, and John D. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, each may be deemed to have beneficial ownership of the shares owned by CDIP which are being registered hereunder.

(2) The Selling Shareholder has identified itself as an affiliate of a broker-dealer. The Selling Shareholder has represented to us that it purchased the shares in the ordinary course of its business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute them.

(3) The shares are held of record by JANA Piranha Master Fund, Ltd. JANA Partners LLC is the Investment Advisor of JANA Piranha Master Fund, Ltd.

(4) The Shares are held of record by the following funds in the following amounts: Pequot Scout Fund, L.P., 486,971 shares; Pequot Mariner Master Fund, L.P. 320,701 shares; Pequot Navigator Offshore Fund, Inc., 158,421 shares; Pequot Diversified Master Fund, Ltd., 14,051 shares; and Premium Series PCC Limited - Cell 33, 19,856 shares. Pequot Capital Management, Inc. which is the Investment Manager/Advisor (as applicable) to the above named funds exercises sole dispositive, investment and voting power for all the shares, except that Pequot Capital Management, Inc. does not hold voting power over 19,856 shares of common stock held of record by Premium Series PCC Limited - Cell 33. Arthur J. Samberg is the controlling shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(5) The Selling Shareholder has identified its General Partner as an affiliate of a broker-dealer; however, the Selling Shareholder does not identify itself as an affiliate.

REGISTRATION RIGHTS AND LIQUIDATED DAMAGES

On May 24, 2006, Robert E. Mead, Trustee ("Mead"), Grace Brothers, Ltd. ("Grace"), and the Company entered into separate Securities Purchase Agreements (collectively, the "Purchase Agreement") with each of the Selling Shareholders (or the fund or funds that a Selling Shareholder represents) pursuant to which Mead and Grace sold to the Selling Shareholders (or the fund or funds that a Selling Shareholder represents) an aggregate of eight million shares of our common stock on May 26, 2006. The eight million shares may be offered for resale by the Selling Shareholders pursuant to this prospectus. In such Purchase Agreement, we agreed to: (1) file a registration statement (of which this prospectus is a part) with the SEC, no later than 30 days after May 24, 2006, the effective date of the Purchase Agreement, covering resales of the shares of our common stock offered for resale pursuant to this prospectus; (2) use our commercially reasonable efforts, subject to receipt of necessary information from the Selling Shareholders, to cause the registration statement (of which this prospectus is a part) to be declared effective within 90 days from May 24, 2006 (or 120 days on the event the SEC reviews the registration statement) and (3) use commercially reasonable best efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as necessary to keep the registration statement (of which this prospectus is a part) effective until the earlier of (a) May 26, 2008, (b) the date that all shares of our common stock offered for resale pursuant to this prospectus may be sold by non-affiliates of the Company without registration under Rule 144(k) promulgated under the Securities Act of 1933, as amended, and (c) such time as the shares held by the Selling Shareholder have been sold (x) pursuant to a registration statement, (y) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (z) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect to the shares are removed upon the consummation of such sale pursuant to a registration statement. Thereafter, we are entitled to withdraw the registration statement of which this prospectus is a part.

Such Purchase Agreement provides that (1) if we fail to file the registration statement (of which this prospectus is a part) with the SEC on or prior to 30 days from May 24, 2006, or (2) if the registration statement (of which this prospectus is a part) is not declared effective by the SEC on or prior to 90 days from May 24, 2006 (or 120 days if reviewed by the SEC), then we will be required to pay liquidated damages in an amount equal to 1.0% of the purchase price for the shares of common stock purchased pursuant to such Purchase Agreement by the Selling Shareholders for each thirty-day period thereafter until the registration statement has been filed or declared effective, subject to a maximum of 12% of the aggregate purchase price. Such liquidated damages shall be payable monthly in cash.

We are permitted to suspend the use of the registration statement of which this prospectus is a part under certain circumstances, including pending corporate developments.

In connection with such Purchase Agreement, certain of our executive officers and directors, including Mr. Mead, have entered into lock-up agreements in which each has agreed not to sell shares of common stock held by them until the later of 120 days after the closing date under such Purchase Agreement and 90 days after the effective date of the Registration Statement. Grace and its affiliate Grace Investments, Ltd. have also entered into lock-up agreements in which they have agreed not to sell shares of common stock held by them until the later of 120 days after the closing date and 90 days after the effective date of the Registration Statement; provided however, that the lock-up period for Grace and Grace Investments, Ltd. will in no event exceed 120 days after the closing date.

We will pay all the expenses in connection with this offering, other than underwriting commissions and discounts of the Selling Shareholders. The Selling Shareholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but will pay all commissions, discounts, and any other compensation to any securities broker-dealers through whom they sell any of the shares.

PLAN OF DISTRIBUTION

Each of the Selling Shareholders may offer and sell shares offered by this prospectus from time to time and may also decide not to sell any or all of the shares it is allowed to sell under this prospectus. Each of the Selling Shareholders may sell any or all of the shares covered hereby on any stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use one or more of the following methods when selling shares:

o	privately-negotiated transactions;
o	ordinary brokerage transaction in which a broker-dealer solicits purchasers;
o	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
o	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
o	a combination of any of the above methods; or
o	any other method permitted by applicable law.

The Selling Shareholders may sell at market prices at the time of the sale, at prices related to the market price or at negotiated prices. The Selling Shareholders will act independently of us and each other in making the decisions with respect to the timing, manner of sale and number of shares to be sold. The Selling Shareholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of the shares of Silverleaf common stock by this prospectus will be passed upon for Silverleaf by Meadows, Owens, Collier, Reed, Cousins & Blau, LLP.

EXPERTS

The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses in connection with the distribution of the securities covered by the registration statement of which this prospectus is a part.  We will bear all of these expenses.

Registration fee under the Securities Act	$3,625
Printing costs	$1,000
Accounting fees and expenses	$30,000
Legal fees and expenses	$15,000
Miscellaneous	$10,000
Total	$59,625

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Charter limits the liability of the Company's directors and officers to the Company and its shareholders to the fullest extent permitted by law. The Texas Business Corporation Act ("TBCA") presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except for (i) a breach of the duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that is a breach of a duty to the corporation or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction in which the director or officer received an improper benefit, or (iv) other statutory exceptions.

The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law. Pursuant to the Indemnification Agreement, the Company shall indemnify an officer who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of such person while an officer or director or by reason of the fact that such person is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Indemnification Agreements provide the procedure by which an officer may seek indemnification by the Company.

The Company's Charter and Bylaws require the Company to indemnify its directors, officers and certain other parties the fullest extent permitted from time to time by law. The TBCA presently permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party only if (i) the indemnified party conducted himself in good faith, (ii) if a director, his conduct was in the corporation's best interest, or, if not a director, his conduct was not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the indemnified party had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, if the director or officer has been adjudged to be liable to the corporation or is found liable on the basis that personal benefit was improperly received, indemnification (i) is limited to reasonable expenses actually incurred by such person in the proceeding, and (ii) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not itself determinative that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

The Company has obtained a directors and officers liability insurance policy that insures (i) the directors and officers of the Company from any claim arising out of an alleged wrongful act by such persons while acting as directors and/or officers of the Company, (ii) the Company to the extent that it has indemnified the directors and officers for such loss, and (iii) the Company for losses incurred in connection with claims made against the Company for covered wrongful acts.

Item 16. EXHIBITS

*5.1	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP
*23.1	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP (included as part of 5.1)
*23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

* Filed herewith

Item 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 9, 2006.

SILVERLEAF RESORTS, INC.

By:	/s/ ROBERT E. MEAD
Name: Robert E. Mead
Title: Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBERT E. MEAD	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 9, 2006
Robert E. Mead

/S/ HARRY J. WHITE, JR.	Chief Financial Officer	June 9, 2006
Harry J. White, Jr.	(Principal Financial and Accounting Officer)

/S/ J. RICHARD BUDD, III	Director	June 9, 2006
J. Richard Budd, III

/S/ JAMES B. FRANCIS, JR.	Director	June 9, 2006
James B. Francis, Jr.

/S/ HERBERT B. HIRSCH	Director	June 9, 2006
Herbert B. Hirsch

/S/ REBECCA JANET WHITMORE	Director	June 9, 2006
Rebecca Janet Whitmore

Index of Exhibits

*5.1	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP
*23.1	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP (included as part of 5.1)
*23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

* Filed herewith